Iwona Kozak, Director Stream Communications +48-22-842-7666 Iwona.Kozak@streamcn.com	Maura Gedid Breakstone Group 646-452-2335 mgedid@breakstone-group.com

FOR IMMEDIATE RELASE

PENTA INVESTMENT SUBSIDIARY LOANS STREAM COMMUNICATIONS

FUNDS TO REPAY BANK LOAN

WARSAW, Poland, December 27, 2007 - Stream Communications Network & Media Inc. ("Stream") (OTC Pink Sheets: SCNWF & FSE: TPJ), the broadband cable company offering cable TV, high-speed Internet and VoIP services in Poland, today announced that Penta Investments subsidiary (Cyfoca Holdings) has lent Stream Communications Sp z o.o. ("Stream Poland") PLN 6,500,000 to be applied to the repayment Stream Poland's PKO bonds, as detailed in news releases dated February 2, 2007 and November 26, 2007. The Cyfoca loan bears interest at 10% per annum and is secured by a guarantee of Stream supported by a pledge of 4,700 shares of Stream Poland held by Stream. The loan enables Stream Poland to meet the PKO deadline for early repayment of bonds by December 31, 2007 that was triggered when Stream entered into the preliminary agreement with Penta Investment (the "Penta Agreement") as disclosed in the news release dated December 18, 2007. It is expected that the Cyfoca loan and accrued interest will be applied to the purchase of the shares of Stream Poland pursuant to the Penta Agreement, which is scheduled to close in January 2008.

About Stream Communications

Stream is a broadband cable company and offers cable TV, high-speed Internet and VoIP services in Poland. Stream is the seventh largest cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Safe Harbor for Forward-Looking Statements

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.